Exhibit 12.1

	BALTIC TRADING LIMITED
	CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
	(Amounts in thousands of dollars, except ratios)

	Three Months
	Ended	Year Ended December 31,
	March 31,
	2012	2011	2010

Earnings:
Net income (Loss)	$(4,456,000)	$(431,112)	$8,322,435
Adjustments:
Fixed charges	1,075,330	4,421,915	2,195,860
Plus amortization of capitalized interest	410	1,644	365
Less capitalized interest	-	-	(41,117)

Earnings	$(3,380,260)	$3,992,446	$10,477,542

Fixed Charges:
Interest expensed and capitalized interest	$959,213	$3,954,897	$1,925,884
Amortization of deferred financing costs	116,117	467,018	269,976
Interest component of rent expense	-	-	-

Total fixed charges	$1,075,330	$4,421,915	$2,195,860

Ratio of earnings to fixed charges	(3.14)	0.90	4.77